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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)



                             CYBEROPTICS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)





                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)





                                   232517 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)





                              (13d-2(b) Amendment)
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)
          [_]  Rule 13d-1(c)
          [X]  Rule 13d-1(d)



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CUSIP NO. :  232517 10 2                                             Page 2 of 4


1.       Name of reporting persons: Steven K. Case
         I.R.S. Identification Nos. of above persons (entities only)

2.       Check the appropriate box if a member of a group

                  (a)  [_]
                  (b)  [_]

3.       SEC use only

4.       Citizenship or place of organization: U.S.A.

Number of shares beneficially owned by each reporting person with

         5.       Sole voting power                                  400,442

         6.       Shared voting power                                 18,000 (1)

         7.       Sole dispositive power                             587,942 (2)

         8.       Shared dispositive power                            18,000 (1)

         9.       Aggregate amount beneficially owned by
                  each reporting person:                             605,942 (2)

10.      Check if the aggregate amount in Row (9) excludes
         certain shares                                                  [_]

11.      Percent of class represented by amount in Row 9:                6.7%(3)

12.      Type of reporting person:                                        IN

-----------------
(1) Includes 13,000 shares in trusts for family members for which Dr. Case is a trustee and 5,000 shares held by Dr. Case's adult daughter who receives partial support from Dr. Case. Dr. Case disclaims beneficial ownership of shares held by his adult daughter.

(2) Includes 187,500 shares of common stock issuable upon options exercisable within 60 days.

(3)      Based on 8,846,980 shares outstanding at December 31, 2004.



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Item 1(a).    Name of issuer:  CyberOptics Corporation

Item 1(b).    Address of issuer's principal executive offices:
              5900 Golden Hills Drive
              Minneapolis, MN 55416

Item 2(a).    Names of person filing:  Steven K. Case

Item 2(b).    Address of principal business office:
              5900 Golden Hills Drive
              Minneapolis, MN 55416

Item 2(c).    Citizenship:  U.S.A. (Minnesota)

Item 2(d).    Title of class of securities:  Common Stock, no par value

Item 2(e).    CUSIP No.:  232517 10 2

Item 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
              Not Applicable.

              (a)   [_]  Broker or dealer registered under section 15 of the
                         Act (15 U.S.C. 78o);
              (b)   [_]  Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c);
              (c)   [_]  Insurance company as defined in section 3(a)(19) of
                         the Act (15 U.S.C. 78c);
              (d)   [_]  Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8);
              (e)   [_]  An investment adviser in accordance with Sec.
                         240.13d-1(b)(1)(ii)(E);
              (f)   [_]  An employee benefit plan or endowment fund in
                         accordance with Sec. 240.13d-1(b)(1)(ii)(F);
              (g)   [_]  A parent holding company or control person in
                         accordance with Sec. 240.13d-1(b)(ii)(G);
              (h)   [_]  A savings association as defined in Section 3(b) of
                         the Federal Deposit Insurance Act (12 U.S.C. 1813);
              (i)   [_]  A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
              (j)   [_]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership

              (a)   Amount beneficially owned:                       605,942 (1)
              (b)   Percent of class:                                   6.7% (2)
              (c)   Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote:        400,442
              (ii)  Shared power to vote or to direct the vote:       18,000 (3)
              (iii) Sole power to dispose or to direct the
                    disposition of:                                  587,942 (1)
              (iv)  Shared power to dispose or to direct the
                    disposition of:                                   18,000 (3)
--------------
(1) Includes 187,500 shares of common stock issuable upon options exercisable within 60 days.

(2)      Based on 8,846,980 shares outstanding at December 31, 2004.

(3) Includes 13,000 shares in trusts for family members for which Dr. Case is a trustee and 5,000 shares held by Dr. Case's adult daughter who receives partial support from Dr. Case. Dr. Case disclaims beneficial ownership of shares held by his adult daughter.



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                                                                     Page 4 of 4


Item 5.       Ownership of 5 percent or Less of a Class:  Not Applicable.

Item 6.       Ownership of More than 5 Percent on Behalf of Another Person:
              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.       Identification and Classification of Members of the Group:
              Not Applicable.

Item 9.       Notice of Dissolution of Group:  Not Applicable.

Item 10.      Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2005

                                            /s/ Steven K. Case
                                            --------------------------------
                                            Steven K. Case